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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer: BJ Services Company

Title of Class of Securities:  Warrants

CUSIP Number:  055482 11 1

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

         Herbert Chen, c/o Chen Capital Partners, L.P.,
                   237 Park Avenue, 9th Floor
            New York, New York 10017; (212) 808-2406

     (Date of Event which Requires Filing of this Statement)

                          July 11, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall



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be subject to all other provisions of the Act (however, see the
Notes).



















































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CUSIP No.  055482 11 1

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Chen Capital Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         358,500

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         358,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         358,500

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         7.48%

14. Type of Reporting Person

         PN














































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CUSIP No. 055482 11 1

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Herbert Chen

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         105,800

8.  Shared Voting Power:

         464,300

9.  Sole Dispositive Power:

         105,800

10. Shared Dispositive Power:

         464,300

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         464,300

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


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13. Percent of Class Represented by Amount in Row (11)

         9.69%

14. Type of Reporting Person

         IN














































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Item 1.  SECURITY AND ISSUER

         This statement relates to Warrants, exercisable at $30, expiring April 13, 2000 (the "Warrants"), in BJ Services
         Company (the "Company"). The Company's principal executive office is located at 5500 Northwest Central
         Drive, Houston, Texas 77210.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Chen Capital Partners, L.P. (the "Partnership") and Herbert Chen (together with the Partnership, the "Reporting Persons"). The Partnership, an investment partnership, is a New York limited partnership. Herbert Chen is the general partner of the Partnership and is the President of Chen Capital Management, LLC. Chen Capital Management, LLC is the investment manager of Chen Capital Overseas, Ltd. (the "Offshore Fund"), a British Virgin Islands corporation, and Common Sense Partners (the "Managed Account"), a managed account. The principal office of the Reporting Persons is 237 Park Avenue, 9th Floor New York, New York 10017.

         Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Herbert Chen is a citizen of the United States of America. The Partnership is a New York limited partnership.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, the Partnership owns 358,500 Warrants and Herbert Chen is deemed to be the beneficial owner of 464,300 Warrants. All 464,300 Warrants that Herbert Chen is deemed to be the beneficial owner of are held in either the Partnership, the Offshore Fund or the Managed Account. The Warrants owned by the Reporting Persons were purchased in open market transactions; those owned by the Partnership were purchased at an aggregate price of $5,134,859 and those deemed to be


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         owned by Herbert Chen were purchased at an aggregate
         price of $6,636,356. The funds for the purchase of the Warrants held in the Partnership came from capital contributions to the Partnership by its general and limited partners. The funds for the purchase of the Warrants held in the Offshore Fund or the Managed Account came from the Offshore Fund's or Managed Account's own funds. No funds were borrowed to finance any of the purchases.

Item 4.  PURPOSE OF TRANSACTIONS.

         The Warrants beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes.

         The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule
         13D.

Item 5.  INTEREST IN SECURITIES OF ISSUER.

         Based on information received from the Company, as of October 25, 1996, there were 4,793,712 Warrants outstanding. Therefore, the Partnership owns 7.48% of the outstanding Warrants and Herbert Chen is deemed to own 9.69% of the outstanding Warrants. Each Reporting Person has the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Warrants that he or it beneficially owns.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Neither of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to the Warrants.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Attached hereto as Exhibit A is an agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities
              Exchange Act of 1934.

         2. Attached hereto as Exhibit B is a description of the transactions in the Warrants that were effected by the Reporting Persons during 60 days prior to July 11, 1996.



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         Signature

         The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


November 5, 1996

                                /s/ Herbert Chen
                                Herbert Chen


                             CHEN CAPITAL PARTNERS, L.P.


                             By: Herbert Chen,
                                 its General Partner


                                /s/ Herbert Chen
                                Herbert Chen





























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                            EXHIBIT A



                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

November 5, 1996 relating to Warrants in BJ Services Company shall be filed on behalf of the undersigned.


                                   /s/ Herbert Chen
                                 _____________________________
                                 Herbert Chen


                             CHEN CAPITAL PARTNERS, L.P.

                             By: Herbert Chen,
                                 its General Partner


                                   /s/ Herbert Chen
                                 _____________________________
                                 Herbert Chen


























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                            EXHIBIT B

                 REPORTING PERSONS' TRANSACTIONS

Date               Warrants Purchased  Price Per Share
                                       (Not Including Commission)
____               _______________     ______________________

6/25/96                 19,200              $11.96

6/25/96                  5,800               11.97

7/2/96                   1,200               12.95

7/2/96                   4,500               12.79

7/3/96                   2,400               13.81

7/3/96                   1,100               13.82

7/3/96                  11,500               13.80

7/5/96                     700               13.46

7/5/96                   1,600               13.44

7/5/96                   7,700               13.43

7/11/96                 16,100               15.11

7/11/96                 53,900               15.10

7/12/96                  1,800               15.14

7/12/96                  4,000               15.13

7/12/96                 19,200               15.12

7/15/96                  3,700               16.16

7/15/96                 46,300               16.15

7/16/96                    700               14.00

7/16/96                  1,600               13.99

7/16/96                  7,700               13.97

7/24/96                    400               12.61




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Date               Warrants Purchased  Price Per Share
                                       (Not Including Commission)
____               _______________     ______________________

7/24/96                    800               12.58

7/24/96                  3,800               12.56

7/31/96                    400               11.61

7/31/96                    800               11.58

7/31/96                  3,800               11.56

8/1/96                     400               11.99

8/1/96                     800               11.96

8/1/96                   3,800               11.93

8/7/96                     400               13.36

8/7/96                     800               13.33

8/7/96                   3,800               13.31

8/30/96                    200               15.44

8/30/96                    300               15.56

8/30/96                    500               15.49

8/30/96                    700               15.35

8/30/96                  2,300               15.45

9/13/96                    700               15.60

9/13/96                  1,600               15.58

9/13/96                  7,700               15.56

9/17/96                    500               14.47

9/20/96                    100               13.18

9/30/96                  2,000               14.07

10/2/96                  1,500               14.57




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Date               Warrants Purchased  Price Per Share
                                       (Not Including Commission)
____               _______________     ______________________

10/2/96                  3,200               14.57

10/2/96                 15,300               14.56

10/3/96                  1,500               14.83

10/17/96                19,300               19.14

10/17/96                 1,800               19.16

10/17/96                 3,900               19.15





































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